June 17, 2025

Karian Wong
Chief Financial Officer
iRobot Corp.
8 Crosby Drive
Boston, MA 01730

        Re: iRobot Corp.
            Form 10-K for Fiscal Year Ended December 28, 2024
            File No. 001-36414
Dear Karian Wong:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing